UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51251

LEGACY LIFEPOINT HEALTH, INC.

(Exact name of registrant as specified in its charter)

330 Seven Springs Way

Brentwood, Tennessee

Tel: (615) 920-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*

On November 16, 2018, pursuant to the Agreement and Plan of Merger, dated as of July 22, 2018, among LifePoint Health, Inc. (the “Company”), RegionalCare Hospital Partners Holdings, Inc. (D/B/A RCCH HealthCare Partners) (“Parent”) and Legend Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent (the “Surviving Company”). At the effective time of the Merger (the “Effective Time”), the Surviving Company changed its name from “LifePoint Health, Inc.” to “Legacy LifePoint Health, Inc.” and, immediately following the Effective Time, Parent changed its name to “LifePoint Health, Inc.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Legacy LifePoint Health, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 26, 2018

LEGACY LIFEPOINT HEALTH, INC.

By:	/s/ Jennifer C. Peters
Name:	Jennifer C. Peters
Title:	Executive Vice President